June 21, 1999




International Game Technology
9295 Prototype Drive
Reno, Nevada 89511

Ladies and Gentlemen:

      We have acted as counsel to International Game Technology, a Nevada corporation ("Company"), in connection with the exchange of (i) the Company's outstanding 7.875% Senior Notes Due 2004 (the "Old 2004 Notes") for newly issued 7.875% Senior Exchange Notes Due 2004 (the "New 2004 Notes") which are being registered under the Securities Act of 1933, as amended, by means of a Registration Statement on Form S-4 (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") and (ii) the Company's outstanding 8.375% Senior Notes Due 2009 (the "Old 2009 Notes" and, collectively with the Old 2004 Notes, the "Old Notes") for newly issued 8.375% Senior Exchange Notes Due 2009 (the "New 2009 Notes" and, collectively with the New 2004 Notes, the "New Notes") which are also being registered under the Securities Act of 1933, as amended, by means of the Registration Statement.

      We have examined such documents and records, and other certificates, opinions and instruments and have conducted such investigation as we have deemed necessary as a basis for the opinion expressed below. As to factual matters relevant to our opinion expressed below, we have relied, without independent investigation, upon all of the foregoing, upon certificates of the officers of Company and of public officials, and upon public records.

      On the basis of the foregoing, and in reliance thereon, and subject to the limitations, qualifications and exceptions set forth below, we are of the opinion that:

      Assuming the execution and delivery of the New Notes have been duly authorized by all necessary action on the part of the Company, when executed and authenticated in accordance with their terms and the terms of the Indenture, dated as of May 19, 1999, between the Company and The Bank of New York, as Trustee, and delivered in exchange for the Old Notes pursuant to the Indenture and the exchange offers, the New Notes will be legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief regardless of whether considered in a proceeding in equity or at law.

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      Our  opinion as to the  enforceability  of the New Notes is subject to the unenforceability under certain circumstances of provisions expressly or by implication waiving broadly or vaguely stated rights, defenses to obligations, rights granted by law or objections to the bringing of an action or proceeding in a particular jurisdiction, where such waivers are against public policy or prohibited by law.

      We express no opinion concerning federal or state securities laws or regulations or the gaming laws or regulations of any jurisdiction.

      The law covered by this opinion is limited to the present federal laws of the United States and the present laws of the State of New York. We express no opinion regarding the statutes, administrative decisions, rules, regulations or requirements of any county, municipality, subdivision or local authority of any jurisdiction.

      We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the prospectus.

                                       Respectfully submitted,


                                       /s/ O'Melveny & Myers LLP
                                       O'MELVENY & MYERS LLP